TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2014 YEAR-END RESERVES, YEMEN WRITE DOWN AND EXPORT MARKETING UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 11, 2015 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2014 year-end reserves, a write down of Yemen assets and the sale of its first marketed oil cargo from Ras Gharib. All dollar values are expressed in United States dollars unless otherwise stated.

EXECUTIVE SUMMARY

•	2014 year-end corporate Proved plus Probable (“2P”) reserves are 12 million barrels (26%) lower than year-end 2013 due to reclassifications, negative technical revisions and production

•	4.4 million barrels (9%) of 2P reserves reclassified to Contingent Resources in Yemen

•	1.6 million barrels (4%) of 2P reserves removed due to negative revisions exceeding positive revisions and new additions

•	5.9 million barrels (13%) of 2P reserves produced during 2014

•	Yemen reserve reclassification, write down and relinquishments

•	Provided notices of relinquishment for Block 32 and Block 72 in January 2015

•	4.4 million barrels of 2P Reserves reclassified to Contingent Resources at December 31, 2014

•	$51.5 million non-cash impairment charge against Q4-2014 net earnings for Yemen properties

•	TransGlobe successfully contracted for sale its first marketed crude oil cargo for delivery in early March

RESERVES

The Company’s 2014 and 2013 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101.

The following is a summary of DeGolyer’s evaluation for the year ended December 31, 2014 with comparatives to the year ended December 31, 2013. The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing, effective December 31, 2014 and December 31, 2013, respectively.

Year-End Reserves Summary*
(Working Interest, before Royalties)

Oil Reserves	Dec. 31 2014 (MMBbl) Gross	Dec. 31 2014 (MMBbl) Net**	Dec. 31 2013 (MMBbl) Gross	Dec. 31 2013 (MMBbl) Net**	Increase (Decrease) (%) Gross	Increase (Decrease) (%) Net**
Proved (“1P”)
Egypt	22.1	12.3	28.8	14.6	(23)%	(16)%
Yemen	-	-	2.8	1.5	(100)%	(100)%
Total 1P	22.1	12.3	31.6	16.2	(30)%	(24)%

Proved Plus Probable (“2P”)
Egypt	33.5	18.0	40.8	20.1	(18)%	(11)%
Yemen	-	-	4.5	2.4	(100)%	(100)%
Total 2P	33.5	18.0	45.3	22.5	(26)%	(20)%

Proved Plus Probable Plus Possible (“3P”)
Egypt	43.3	22.4	49.7	24.0	(13)%	(7)%
Yemen	-	-	5.6	3.1	(100)%	(100)%
Total 3P	43.3	22.4	55.3	27.1	(22)%	(17)%
* Numbers may not add exactly due to rounding
** Net reserves are after royalties before tax

Definitions of Reserves Categories:

•
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

•	Possible reserves have a less likely chance of being recovered than probable reserves. This term is often used for reserves which are claimed to have at least a 10 percent certainty of being produced.

2014 Reserve Changes

In 2014, the Company’s activities were focused on the Arab Republic of Egypt (“Egypt”) with the continued development of its operated West Gharib and West Bakr concessions and preliminary exploration on the four operated exploration concessions (North West Gharib, South West Gharib, South East Gharib and South Ghazalat) which were ratified in late 2013.

Reserves at 2014 year-end were significantly lower compared to 2013 due to a reclassification of the Yemen reserves to Contingent Resources, annual production and negative revisions which exceeded positive revisions and new additions.

The following table summarizes the reserve revision and additions by reserve category.

2014 Reserve Summary of Revisions and Additions* (Working interest, before Royalties)	1P (MMBbl)	2P (MMBbl)	3P (MMBbl)
2013 Year End Reserves	31.6	45.3	55.3
West Gharib Red Bed Main Pool	(4.30)	(4.30)	(3.80)
West Gharib Other Revisions	1.9	1.2	0.8
West Bakr Revisions	1.1	1.0	1.2
NW Gharib New Adds	0.2	0.6	1.2
East Ghazalat Revisions	0.3	0.0	0.0
Yemen Reclassification	(2.70)	(4.40)	(5.50)
2014 Production	(5.90)	(5.90)	(5.90)
2014 Year End Reserves	22.1	33.5	43.3
Change vs Year End 2013 (%)	(30)%	(26)%	(22)%
* Numbers may not add exactly due to rounding

The primary negative reserve reduction occurred in the West Gharib Lower Nukhul (“Red Bed”) pool in the Arta/East Arta field which offset gains in the Hana/Hana West areas of West Gharib and gains in the West Bakr fields.

The Arta Lower Nukhul reserves were revised downward due to a reduction of effective oil in place and recovery factors. The Company’s estimated original oil in place and associated pool recovery factors were reduced due to reservoir quality degradation (conglomerate pay sequence) in the northern portion of the pool and production declines. As of December 31, 2014 the Arta Lower Nukhul pool had produced 8.0 million barrels of sales oil since the start of production (mid-2010) and is estimated to have remaining reserves of 3.7 million barrels, 5.5 million barrels and 7.3 million barrels on a 1P, 2P and 3P basis respectively.

The positive revisions and additions on the remaining West Gharib properties were primarily attributed to additional drilling and pool performance in the Hana/Hana West pools.

At West Bakr the majority of the drilling activity in 2014 was focused on converting undeveloped reserves (1P & 2P) into proved producing. The positive revisions/additions at West Bakr were attributed to new wells and improved production performance.

At NW Gharib, preliminary reserves were assigned to exploration discoveries at NWG 1, NWG 3 and NWG 5 which were drilled and appraised in 2014.

In the Republic of Yemen (“Yemen”), reserves were reclassified as contingent resources due to the political instability and security issues in the country.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flows are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells, to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for the years ended 2014 and 2013 presented below in millions of U.S. dollars (“$MM”), are calculated using DeGolyer’s price forecast at December 31, 2014 and December 31, 2013, respectively, and constant pricing using the Securities and Exchange Commissions’ (“SEC”) average price (the 12-month average price using the first day of the month prices during 2014 and 2013, respectively). In the constant price cases, the prices were held constant for the life of the reserves.

Forecast Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Independent Evaluator’s Price Forecast

* Numbers may not add exactly due to rounding

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

Constant Pricing

Present Value of Future Net Revenues, After Tax ($MM)*
Constant Pricing

*Numbers may not add exactly due to rounding

The Constant Pricing used to estimate future net revenues is as follows, with Egypt prices based on prices received for West Gharib, West Bakr and East Ghazalat production.

Pursuant to the SEC pronouncement in 2009, the Constant Price cases are based on the average of the reference price received on the first of each month during the year adjusted for respective differentials at year-end.

Constant Pricing ($/Bbl)	2014	2013
Egypt	$87.84	$93.17
Yemen	-	$106.07

The Company is currently assessing the potential impact of lower pricing on its carrying values of its assets under IFRS accounting standards.

YEMEN

Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset and provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in prolific geologic basins with good contractual terms and infrastructure connected, the continued and deteriorating risk profile justifies their write down from our books.

Under IFRS accounting rules the Company has written down the Yemen asset values to zero. This will create a non-cash impairment loss of approximately $51.5 million against Q4-2014 earnings.

In addition, the Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest). Block 32 is a very mature asset which has become uneconomic due to declining production and high fixed costs. Based on an internal review, Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years. On Block 72, the Company has been waiting over three years to drill the Gabdain #3 exploration well due to security issues which are unlikely to improve in the near to medium term.

The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to Contingent Resources. Block S-1 remains shut-in since January 2014 due to continued attacks on the oil sales pipeline primarily related to ongoing labor disputes. Block S-1 represents approximately 1,200 to 1,600 Bopd of shut-in production to TransGlobe’s working interest. Block S-1 could be placed back on production if the pipeline is repaired and remains operational. Under IFRS rules the Block S-1 assets could be written back up if production is restored and maintained in the future.

It is expected that the relinquishment of Blocks 32 and 72 will increase funds flow by approximately $1.3 million during 2015. There are no forward obligations or commitments on Blocks 32 and 72.

In total the Company’s wholly owned subsidiaries invested approximately $138.8 million in Yemen and recovered approximately $224.1 million in funds flow to date.
PRODUCTION UPDATE
Estimated production for the Company averaged 15,092 Bopd during the month of January which is above guidance for the Quarter (14,000 Bopd) primarily due to the installation of new PCP pumps at West Gharib during the month. January production includes approximately 200 Bopd from Block 32 in Yemen which will be relinquished effective March 31, 2015.
EXPORT CRUDE MARKETING

TransGlobe entered into a new joint marketing agreement with EGPC in late December 2014. The new agreement allows TransGlobe to directly contract oil shipments with international buyers. The first oil shipment under this agreement was lifted from Ras Gharib on January 24th and has now been contracted for sale and delivery to the end buyer in early March. TransGlobe’s next lifting is scheduled for April 2015. TransGlobe anticipates that this new marketing process will eventually eliminate future issues regarding receivables for oil sales.
Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com